SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

Publicly-Held Company

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED SEVENTY-NINTH

SPECIAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, nº 800, Curitiba - PR. 2. DATE AND TIME: July 8, 2010 at 2:30 p.m. 3. CALL NOTICE: Call notice published in the newspapers Diário Oficial do Estado do Paraná, Gazeta do Povo and Diário Comércio, Indústria & Serviços (São Paulo). 4. QUORUM: shareholders representing 86.64% (eighty-six point six, sixty-four percent) of the voting shares according to signatures in Shareholders’ Book No. 3, page 47. 5. PRESIDING BOARD: MARCO ANTONIO LIMA BERBERI - Chairman; RONALD THADEU RAVEDUTTI – Chief Executive Officer and Executive Secretary of the Board of Directors; MARLOS GAIO - Secretary. 6. AGENDA AND RESOLUTIONS:

ITEM 1 – Election by unanimous vote to serve as member of the Company's Board of Directors for the 2009-2011: I. Mr. Léo de Almeida Neves, appointed by the Majority Shareholder to serve as Chairman of the Board; II. Mr. João Carlos Fassina, to serve as member of the Board of Directors as the Employee Representative;

ITEM 2 – Unanimous approval of the amendment to the Company’s Bylaws, comprising: I) Article 17 – change in the name “Chief Administrative Officer” to “Chief Corporate Management Officer”; and Article 22 – change in the name “Chief Administrative Officer” to “Chief Corporate Management Officer” to better reflect the Officer’s responsibilities; II) Articles 23, 25 and 27 – amendments to the responsibilities of the Officers to reorganization of commercial activities, control of tariffs and regulatory issues, so that they are coordinated and managed by the departments responsible for the provision of services;

ITEM 3 – Consolidations of the Company’s Bylaws.

7. SIGNATURES: (a) MARCO ANTONIO LIMA BERBERI, Representative of the State of Paraná and Chairman of the General Meeting; RONALD THADEU RAVEDUTTI, CEO; IGOR PINHEIRO MOREIRA, BNDES Participações S.A., FANY ANDRADE GALKOWICZ, The Bank of New York ADR Department; ANDERSON CARLOS KOCH, Norges Bank, Brandes Emerging Markets Equity Fund; The Public School Ret System of Missouri, West Virginia Investment Management Board; MARLOS GAIO – Secretary. --------

The full text of the Minutes of the 179th Annual General Meeting was recorded on pages of 34 to 43 of Book no. 10 of Companhia Paranaense de Energia (COPEL) registered at the Commercial Registry of the State of Paraná under no. 08/167840-1 on July 16, 2008.

MARLOS GAIO

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 8, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.